  EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

August 22, 2018

AVINO ANNOUNCES FILING OF FORM F-3 SHELF REGISTRATION STATEMENT

Avino Silver & Gold Mines Ltd. (ASM:TSX/NYSE American; FSE:GV6, "Avino" or "the Company") announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission (SEC). The shelf registration statement, when declared effective by the SEC, will allow the Company to raise up to US$25 million through the sale of securities, which may consist of common shares, warrants or debt securities, or a combination thereof, in one or more offerings in the future. Of the US$25 million, up to US$8 million of common shares may be sold under an at the market sales agreement with Cantor Fitzgerald & Co. Specific terms and prices of any other offering will be determined at the time of such offering and included in a prospectus supplement to be filed with the SEC and the applicable Canadian securities regulators relating to that offering.

A registration statement relating to the securities listed in the shelf registration has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy such securities be accepted, prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer of these securities will be made solely by means of the prospectus included in the registration statement and the prospectus supplement relating to that offering.

“We are pleased to file our updated Form F-3 Shelf Registration Statement” said David Wolfin, President and CEO. “The Form F-3 will provide Avino with a strategic option to finance continued growth by engaging Cantor Fitzgerald & Co, with an At the Market Sales (“ATM”) Agreement.  This ATM will provide supplemental-financing, and will be used in conjunction with our overall Capital Management Strategy.”

We look forward to sharing updates on exploration, growth, and further expansion in the coming months.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Such forward looking statements include, among others, that our registration statement will be declared effect by the SEC, and if declared by the SEC, that we will be able to sell all of the securities which are being offered. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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